SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

Publicly-held Corporation
CVM Registration # 1771-0
C.N.P.J. (Tax ID)02.558.074/0001-73
NIRE (State ID) 35300158792

RELEVANT NOTICE

Telesp Celular Participações S.A. (“TCP”) hereby informs its shareholders and the general public, as provided for in CVM Instruction # 358/02, that on the present date, the controlling interest in Tele Centro Oeste Participações S.A. (“TCO”) was transferred as provided in the Preliminary Stock Purchase and Sale Agreement and the Stock Purchase and Sale Agreement referred to in TCP’s relevant notices published on 01/16/2003, 03/24/2003 and 04/11/2003, upon the verification of certain conditions precedent and, on the present date, the conclusion of the financial settlement of the transaction and the transfer to the TCP of shares representing the controlling interest in TCO.

Of the price of the Controlling Shares, which, accrued with the compensation provided for in the Final Agreement, is R$ 1,505,511,001.57 (one billion, five hundred and five million, five hundred and eleven thousand and one Real and fifty seven cents) as of this date, corresponding to R$ 19.48719845 (nineteen Reais and four eight seven one nine eight four five cents of Real) per 1,000 common shares acquired, the amount of R$ 308,331,434.16 (three hundred and eight million, three hundred and thirty one thousand, four hundred and thirty four Reais and sixteen cents) was paid on this date to the sellers, and the remaining balance will be paid in installments pursuant to the terms and conditions of the Final Agreement.

TCP will make, within the period of time and in the manner provided for in the existing legislation, a tender offer for the acquisition of common shares resulting from the acquisition of the controlling interest (“OPA”), as well as an merger of shares in the manner already described in the relevant notice published on 01/16/2003.

São Paulo, April 25, 2003

Telesp Celular Participações S.A.
Fernando Abella Garcia
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.